Simpson Thacher & Bartlett llp

2475 hanover street palo alto, ca 94304
_________________

telephone: +1-650-251-5000 facsimile: +1-650-251-5002

Direct Dial Number	E-mail Address
+1-650-251-5110	wbrentani@stblaw.com

November 25, 2020

Jeff Kauten

Kathleen Krebs

Melissa Walsh

Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Certara, Inc. - Registration Statement on Form S-1 (CIK No. 0001827090)

Ladies and Gentlemen:

On behalf of Certara, Inc. (the “Company”) and in connection with the Registration Statement on Form S-1 (File No. 333-250182), initially filed with the Securities and Exchange Commission (the “Commission”) on November 18, 2020 (the “Registration Statement”), we hereby submit Amendment No. 1 (“Amendment No. 1”) to the Registration Statement. The Company has revised Amendment No. 1 in response to the Staff’s comments in its letter, dated November 24, 2020 (the “comment letter”), relating to the Registration Statement, and to otherwise update its disclosure.

Upon request, we can provide the Staff with a marked version of Amendment No. 1 showing changes from the Registration Statement.

In addition, we are providing the following responses to the comment matter. To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this letter correspond to the pages of Amendment No. 1. Unless otherwise defined below, terms defined in Amendment No. 1 and used below shall have the meanings given to them in Amendment No. 1. The responses and information described below are based upon information provided to us by the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Equity-Based Compensation Expense, page 61

1.	We note the revisions made in response to prior comment 15. As previously requested, in this section, please disclose the number of vested shares of common stock and unvested restricted shares of common stock into which the vested and unvested Class B Units will be converted into upon the adoption of the 2020 Incentive Plan in connection with the offering. In addition, please address the vesting terms of the unvested restricted shares of common stock for which the performance-based vesting Class B Units will be exchanged into, as noted from your discussion on page 108. Also, please ensure that you disclose the incremental amount of compensation expense to be recognized upon the modification of the vesting terms.

The Company has revised its disclosure on page 61 in response to the Staff’s comment. The Company notes for the Staff that the estimated initial public offering price range has not yet been determined and, consequently, the Company cannot reasonably estimate the number of shares of restricted common stock of the Company that will be issued in replacement of unvested Class B Units at this time. Once an estimated initial public offering price range has been determined, we will update our filing to include the number of additional shares of restricted common stock expected to be issued, based on the mid-point of such estimated initial public offering price range, assuming all holders of unvested Class B Units elect to replace their unvested Class B Units for shares of restricted common stock of the Company, which is more fully described in the revised disclosure.

Notes to the Consolidated Financial Statements

Note 14. Income Taxes, page F-28

2.	We note your response to prior comment 21. Please further explain the nature of the change in your total valuation allowance from 2018 to 2019. Specifically, explain how additional deferred tax assets for net operating losses contributed to the increase in your valuation allowance, considering the significant decrease in both the total net operating loss carryforwards and the related amount of your gross deferred tax assets. Also provide us with the components of your valuation allowance as of December 31, 2018 to support your explanation of the changes.

Please refer to Tables 1 and 2 below. The significant decrease in both the total net operating loss carryforwards and related amounts of gross deferred tax assets was principally driven by a true-up to the carryforward for Certara LP (Portugal), which had a deferred tax asset measured at 5%. The effect of this decrease was less than the net increase to carryforwards for other foreign jurisdictions, all of which had a valuation allowance. Also, in 2019, the Company recorded a partial valuation allowance in the amount of $742 against the deferred tax asset for U.S. federal net operating loss (which when added to the foreign balance of $4,443 in Table 1, aggregates to $5,184, as shown in Table 2).

Table 1 - Foreign NOLs and DTA

(In Thousands)	December 31, 2019		December 31, 2018		Increase / (Decrease)
Subsidiary	NOL Carryforward	DTA	NOL Carryforward	DTA	NOL Carryforward	DTA	Comments
Certara Australia Pty Ltd	1,477	443	1,272	382	204	61	2019 net increase in gross DTA and VA
Certara France S.A.R.L.	-	-	152	47	(152)	(47)	True-up adjustment to tax return
Certara GK	2,879	697	2,727	633	152	65	2019 net increase in gross DTA and VA
Certara Spain S.L.	1,182	295	1,152	288	29	7	2019 net increase in gross DTA and VA
Certara UK Holdings Limited	1	0	1	0	(1)	(0)	True-up adjustment to tax return
Synchrogenix Europe Limited (United Kingdom)	-	-	146	28	(146)	(28)	True-up adjustment to tax return
Synchrogenix Philippines Inc. (Philippines)	801	240	195	58	607	182	2019 net increase in gross DTA and VA
Certara SARL LUX	4,654	1,161	269	70	4,385	1,091	2019 net increase in gross DTA and VA
LASER ANALYTICA, SarL	158	39	-	-	158	39	2019 net increase in gross DTA and VA
Certara, L.P. - Sucursal em Portugal	7,458	1,566	-	-	7,458	1,566	2019 net increase in gross DTA and VA
Certara LP (Portugal)	0	0	38,808	1,940	(38,808)	(1,940)	True-up adjustment to tax return
Total	18,610	4,443	44,723	3,446	(26,113)	996

Table 2 - Valuation Allowance Components (2019 vs 2018)

(In Thousands)

The components of the Company's remaining valuation allowance as of December 31, 2018 and 2019 are as reflected in the below chart.

Valuation Allowance	2019	2018	Change
State tax attributes	(658)	-	(658)
Investment tax credits	(998)	(1,210)	211
Research credits	(444)	-	(444)
Foreign tax credits	(8,513)	(5,572)	(2,941)
Net operating losses	(5,184)	(3,446)	(1,738)
Other	-	(0)	0
Disallowed interest	(4,748)	(2,879)	(1,870)
Total	(20,546)	(13,107)	(7,439)

* * * * * * *

Please call me (650-251-5110) if you wish to discuss our responses to the comment letter.

Very truly yours,

William B. Brentani

cc:	Dr. William F. Feehery, Chief Executive Officer,
Richard M. Traynor, Senior Vice President and General Counsel
Certara, Inc.

Jason M. Licht,
Latham & Watkins LLP